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                                                                    Exhibit 99.2

 CERTIFICATE OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Azim H. Premji, certify, pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Wipro Limited on Form 20-F for the year ended March 31, 2003 fully compiles with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Wipro Limited.

                                                     /s/ Azim H. Premji
                                                     ---------------------------
                                                     By: Azim H. Premji
                                                     Chief Executive Officer

I, Suresh C. Senapaty, certify, pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Wipro Limited on Form 20-F for the year ended March 31, 2003 fully compiles with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Wipro Limited.

                                                     /s/ Suresh C. Senapaty
                                                     ---------------------------
                                                     By: Suresh C. Senapaty
                                                     Chief Financial Officer